Exhibit 99.1

QIWI ANNOUNCES FIRST QUARTER 2013 RESULTS

Adjusted Net Revenue Increased 50% to RUB 1,284 Million

Adjusted Net Profit Increased 216% to RUB 455 Million

Successfully Completed Initial Public Offering in May

MOSCOW, RUSSIA – June 4, 2013 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced results for the first quarter ended March 31, 2013.

First Quarter 2013 Operating and Financial Highlights

•	Adjusted Net Revenues increased by 50% to RUB 1,284 million ($41.3 million) from RUB 857 million in the prior year period.

•	Adjusted EBITDA increased by 105% to RUB 611 million ($19.6 million) from RUB 298 million in the prior year period. Adjusted EBITDA margin improved to 47.6% from 34.7% in the prior year period.

•	Adjusted Net Profit increased by 216% to RUB 455 million ($14.7 million) from RUB 144 million in the prior year period.

•

The number of active Visa QIWI wallet accounts as of March 31, 2013 was approximately 13.0 million (on a rolling 12 months basis), representing an increase of 49% over 8.7 million as of March 31, 2012.

•	Visa QIWI Wallet payment volume increased by 107% to RUB 53.7 billion ($1.73 billion), and average net revenue yield increased by 3 basis points (bps) to 0.94% over the prior year period.

•	QIWI Distribution payment volume increased by 14% to RUB 117.3 billion ($3.77 billion), and average net revenue yield increased by 8 bps to 0.65% over the prior year period.

“QIWI is pleased to report a strong start to 2013. Our first quarter results are a testament to the value of our integrated proprietary network, our comprehensive suite of differentiated payment services, and our leading position in the fast-growing markets we serve,” said Sergey Solonin, QIWI’s chief executive officer. “We remain excited by the wide range of growth opportunities available to us including continuing to capitalize on strong secular trends in the Russian and CIS markets and the rapid adoption of our Visa Qiwi Wallet. We will continue to build on our accomplishments with a focus on creating long-term value.”

First Quarter 2013 Results

Revenues: Adjusted net revenue was RUB 1,284 million ($41.3 million), representing an increase of 50% as compared to RUB 857 million in the prior year.

QIWI Distribution segment net revenue for the quarter ended March 31, 2013 was RUB 758 million ($24.4 million), representing an increase of 29% as compared to RUB 590 million for the same period in the prior year. QIWI Distribution segment net revenue growth was primarily driven by an increase in payment volume in active kiosks and terminals and an increase in net revenue yield primarily driven by growth of our value added services.

Visa QIWI Wallet segment net revenue for the quarter ended March 31, 2013 was RUB 505 million ($16.2 million), representing an increase of 113% as compared to RUB 236 million for the same period in the prior year. Visa QIWI Wallet segment net revenue growth was primarily driven by an increase in payment volume.

Adjusted EBITDA: For the quarter ended March 31, 2013 Adjusted EBITDA was RUB 611 million ($19.6 million), representing an increase of 105% as compared to RUB 298 million for the same period in the prior year. The increase in Adjusted EBITDA was primarily driven by the aforementioned growth in revenue and significant operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of total Adjusted Net Revenues) improved significantly to 47.6% from 34.7% in the prior year.

Adjusted Net Profit: For the quarter ended March 31, 2013 Adjusted net profit was RUB 455 million ($14.7 million) or (RUB 8.75 per diluted share), representing an increase of 216% as compared to RUB 144 million or (RUB 2.77 per diluted share) for the same period in the prior year. The increase in Adjusted net profit was primarily driven by the same factors impacting Adjusted EBITDA.

Other Operating Data: For the quarter ended March 31, 2013 QIWI Distribution payment volume was RUB 117.3 billion ($3.77 billion), representing an increase of 14% as compared to RUB 103.2 billion for the same period in the prior year. The increase in payment volume in QIWI Distribution was primarily driven by an increase in Visa QIWI Wallet users reloading their wallets through the QIWI Distribution network. Average QIWI Distribution net revenue yield for the same period was 0.65%, representing an increase of 8 bps as compared to 0.57% in the prior year period.

For the quarter ended March 31, 2013 Visa QIWI Wallet payment volume was RUB 53.7 billion ($1.73 billion), representing an increase of 107% as compared to RUB 26.0 billion in the prior year. The increase in payment volume in Visa QIWI Wallet resulted from several major factors, including the continued increase in the number of active users and the increase in the average volume per Visa QIWI Wallet account. The number of active Visa QIWI Wallet accounts in the first quarter 2013 was approximately 13.0 million, representing an increase of 49% compared to approximately 8.7 million in the first quarter 2012. Average volume per Visa QIWI Wallet in the first quarter of 2013 was RUB 4,134 ($133), representing an increase of 38% compared to RUB 2,987 ($96) in the prior year. Average Visa QIWI Wallet net revenue yield for the same period was 0.94%, representing an increase of 3 bps compared to 0.91% in the first quarter 2012 or an increase of 16 bps as compared with 0.78% in the fourth quarter 2012.

Recent Developments

Initial Public Offering: On May 8, 2013 QIWI successfully completed its previously announced initial public offering of 12,500,000 Class B Shares in the form of American Depositary Shares (ADS) at a price of $17.00 per ADS.

Special dividend: On May 31, 2013 following the determination of first quarter 2013 financial results the Board of Directors of QIWI approved a special dividend of $15,080,000.00 or $0.29 per share. The dividend record date is June 17, 2013, and the Company intends to pay the dividend on June 18, 2013. The holders of ADSs will receive the dividend shortly thereafter.

2013 Guidance

•	Adjusted Net Revenue for 2013 is expected to increase from 23% to 26% over 2012.

•	Adjusted Net Profit for 2013 is expected to increase 27% to 33% over 2012.

This guidance reflects QIWI’s current and preliminary view, which is subject to change.

Earnings Conference Call and Audio Webcast

The Company will host a conference call to discuss first quarter 2013 financial results today at 8:30 a.m. EDT. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief operating officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available today at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 414881. The replay will be available until Tuesday, June 11, 2013. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed approximately 13 million virtual wallets, over 165,000 kiosks and terminals, and enabled over 47,000 merchants to accept over RUB 41 billion cash and electronic payments monthly from over 60 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected revenue and net profits, dividend payments, the growth of Visa QIWI Wallet, payment volume growth, and growth in the Company’s distribution network. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow Visa QIWI Wallet, QIWI’s ability to expand geographically and other risks identified under the caption “Risk Factors” in QIWI’s Registration Statement on Form F-1 and in reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless QIWI is required to do so by law.

Contacts

Investor Contact

+7.499.709.0192

ir@qiwi.com

QIWI plc.

Interim Condensed Consolidated Statement of Financial Position

(in thousands, except per share data)

	As of December 31, 2012 (audited)	As of March 31, 2013 (unaudited)	As of March 31, 2013 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	105,653	100,204	3,224
Goodwill and other intangible assets	1,975,930	1,962,651	63,141
Long-term debt instruments	616,473	360,475	11,597
Long-term loans	185,384	136,723	4,399
Investments in associates	100,436	92,745	2,984
Deferred tax assets	101,805	133,058	4,281
Other non-current assets	16,377	51	1

Total non-current assets	3,102,058	2,785,907	89,627

Current assets
Trade and other receivables	3,437,671	2,205,348	70,949
Short-term loans	324,086	403,037	12,966
Short-term debt instruments	1,751,119	2,463,227	79,246
Prepaid income tax	37,835	41,505	1,335
VAT and other taxes receivable	19,511	12,548	404
Cash and cash equivalents	9,943,160	4,946,996	159,152
Other current assets	93,334	108,283	3,484

Total current assets	15,606,716	10,180,944	327,536

Total assets	18,708,774	12,966,851	417,163

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	904	904	29
Additional paid-in capital	1,876,104	1,876,104	60,357
Other reserve	101,124	178,807	5,752
Retained earnings	569,317	638,651	20,546
Translation reserve	705	(654)	(20)

Total equity attributable to equity holders of the parent	2,548,154	2,693,812	86,664
Non-controlling interest	(49,311)	(63,830)	(2,053)

Total equity	2,498,843	2,629,982	84,611

Non-current liabilities
Long-term borrowings	38,762	47,218	1,519
Long-term deferred revenue	43,605	39,474	1,270
Deferred tax liabilities	44,065	54,558	1,755

Total non-current liabilities	126,432	141,250	4,544

Current liabilities
Short-term borrowings	26,105	28,891	929
Trade and other payables	14,934,194	8,994,197	289,357
Amounts due to customers and amounts due to banks	944,549	692,590	22,282
Income tax payable	9,558	42,081	1,354
VAT and other taxes payable	138,742	117,931	3,794
Deferred revenue	30,048	21,553	693
Dividends payable	—	298,106	9,591
Other current liabilities	303	270	8

Total current liabilities	16,083,499	10,195,619	328,008

Total equity and liabilities	18,708,774	12,966,851	417,163

(1)	Official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation was RUB 31.0834 to $1.00.

QIWI plc.

Interim Condensed Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	March 31, 2012 (Revised)(1)	March 31, 2013	March 31, 2013
	RUB	RUB	USD(2)
Revenue	1,913,128	2,532,696	81,481
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	1,244,764	1,476,430	47,499
Selling, general and administrative expenses	413,599	542,906	17,466
Depreciation and amortization	39,475	26,154	842

Profit from operations	215,290	487,206	15,674

Other income	2,020	11,056	356
Other expenses	(26,452)	(1,098)	(35)
Foreign exchange gain / (loss), net	(44,891)	2,603	84
Share of loss of associates	(1,152)	(7,691)	(247)
Interest income	8,864	4,147	133
Interest expense	—	(6,253)	(202)

Profit before tax from continuing operations	153,679	489,970	15,763
Income tax expense	(50,541)	(136,308)	(4,385)

Net profit from continuing operations	103,138	353,662	11,378

Discontinued operations
Loss from discontinued operations	(49,843)	—	—

Net profit	53,295	353,662	11,378

Attributable to:
Equity holders of the parent	78,641	365,334	11,753
Non-controlling interests	(25,346)	(11,672)	(375)

Other comprehensive income
Exchange differences on translation of foreign operations	20,856	(2,107)	(68)

Total comprehensive income, net of tax attributable to:	74,151	351,555	11,310

Equity holders of the parent	88,965	363,975	11,710
Non-controlling interests	(14,814)	(12,420)	(400)

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	1.51	7.03	0.23
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	2.10	7.03	0.23

Diluted, profit attributable to ordinary equity holders of the parent	1.51	7.02	0.23
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	2.10	7.02	0.23

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation was RUB 31.0834 to $1.00.

QIWI plc.

Interim Condensed Consolidated Cash Flow Statement

(in thousands, except per share data)

	Three months ended (unaudited)
	March 31, 2012 (Revised)(1)	March 31, 2013	March 31, 2013
	RUB	RUB	USD(2)
Cash flows from operating activities
Profit before tax from continuing operations	153,679	489,970	15,763
Loss before tax from discontinued operations	(36,786)	—	—
Profit before tax	116,893	489,970	15,763

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	43,447	26,154	841
Loss on disposal of property and equipment	1,169	2,854	92
Foreign exchange loss (gain), net	18,508	(33)	(1)
Interest income, net	(43,724)	(83,897)	(2,699)
Bad debt expense, net	37,969	51,908	1,670
Share of loss of associates	2,639	7,691	247
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	23,989	—	—
Share-based payments	—	77,683	2,499
Other	4,956	1,255	41

Operating profit before changes in working capital	205,846	573,585	18,453

Decrease in trade and other receivables	196,031	1,173,576	37,756
(Increase)/decrease in other assets	3,171	(1,413)	(45)
(Increase)/decrease in inventories	(3,561)	115	4
Decrease in amounts due to customers and amounts due to banks	(676,594)	(251,959)	(8,106)
Decrease in accounts payable and accruals	(5,046,225)	(5,958,937)	(191,708)
Loans issued from banking operations	(163,331)	(26,024)	(838)

Cash used in operations	(5,484,663)	(4,491,057)	(144,484)

Interest received	48,087	155,830	5,013
Interest paid	(2,372)	(3,849)	(124)
Income tax paid	(67,774)	(128,216)	(4,125)

Net cash flow used in operating activities	(5,506,722)	(4,467,292)	(143,720)

Cash flows from/used in investing activities
Purchase of property and equipment	(12,078)	(10,972)	(353)
Proceeds from sale of property and equipment	1,213	—	—
Purchase of intangible assets	(599)	(1,453)	(47)
Loans issued	(2,131)	(11,262)	(362)
Repayment of loans issued	5,779	4,321	139
Purchase of debt instruments	—	(1,499,952)	(48,256)
Proceeds from settlement of debt instruments	57,374	979,316	31,506
Net cash (outflow) on disposal of subsidiaries	(12,938)	—	—

Net cash flow from/used in investing activities	36,620	(540,002)	(17,373)

Cash flows used in/generated from financing activities
Proceeds from borrowings	6,913	8,870	285
Repayment of promissory notes issued	(16,194)	—	—
Repayment of borrowings	(1,736)	—	—
Repayment of overdraft facilities, net	(6,646)	—	—
Transactions with non-controlling interest	6,720	—	—

Net cash flow used in/generated from financing activities	(10,943)	8,870	285

Effect of exchange rate changes on cash and cash equivalents	1,542	2,260	74

Net decrease in cash and cash equivalents	(5,479,503)	(4,996,164)	(160,734)
Cash and cash equivalents at the beginning	8,810,441	9,943,160	319,886

Cash and cash equivalents at the end	3,330,938	4,946,996	159,152

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation was RUB 31.0834 to $1.00.

Non-IFRS Financial Measures

This release presents Adjusted Net Revenue, Adjusted EBITDA, Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Adjusted Net Revenue, or net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Adjusted Net Revenue, Adjusted EBITDA, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Adjusted Net Revenue, and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands, except per share data)

	Three months ended
	March 31, 2012 (Revised)(1)	March 31, 2013	March 31, 2013
	RUB	RUB	USD(2)
Revenue	1,913,128	2,532,696	81,481
Minus: Cost of revenue (exclusive of depreciation and amortization)	1,244,764	1,476,430	47,499
Plus: Payroll and related taxes	188,314	227,380	7,315

Adjusted Net Revenue	856,678	1,283,646	41,297

Segment Net Revenue
Qiwi Distribution	589,606	757,746	24,378
Qiwi Wallet	236,468	504,834	16,241
Other	30,604	21,066	678

Total Adjusted Net Revenue	856,678	1,283,646	41,297

Net Profit	53,295	353,662	11,378
Plus:
Depreciation and amortization	39,475	26,154	841
Other income	(2,020)	(11,056)	(356)
Other expenses	26,452	1,098	35
Foreign exchange (loss) gain, net	44,891	(2,603)	(84)
Share of loss of associates	1,152	7,691	247
Interest income	(8,864)	(4,147)	(133)
Interest expenses	—	6,253	201
Income tax expenses	50,541	136,308	4,386
Corporate costs allocated to discontinued operations	42,866	—	—
Offering expenses	—	19,623	632
Share-based payments expenses	—	77,683	2,499
Loss from discontinued operations	49,843	—	—

Adjusted EBITDA	297,631	610,666	19,646

Adjusted EBITDA margin	34.7%	47.6%	47.6%

Net profit	53,295	353,662	11,378
Loss from discontinued operations	49,843	—	—
Corporate costs allocated to discontinued operations	42,866	—	—
Amortization of fair value adjustments	8,233	5,545	178
Offering expenses	—	19,623	631
Share-based payments expenses	—	77,683	2,499
Effect of deferred taxation of the above items	(10,220)	(1,109)	(35)

Adjusted Net Profit	144,017	455,404	14,651

Adjusted Net Profit per share:
Basic	2.77	8.76	0.28
Diluted	2.77	8.75	0.28

Shares used in computing Adjusted Net Profit per share
Basic	52,000	52,000	52,000
Diluted	52,000	52,048	52,048

(1)	Revised to present foreign currency translation on a basis consistent with the current period.
(2)	Official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation was RUB 31.0834 to $1.00.

QIWI plc.

Other Operating Data

	Quarters Ended
	March 31, 2012	March 31, 2013	March 31, 2013
	RUB	RUB	USD(1)
Qiwi Distribution
Active kiosks and terminals (units)	166,803	166,154	166,154
Payment volume (millions)	103,211	117,326	3,775
Average net revenue yield	0.57%	0.65%	0.65%

Qiwi Wallet
Active Qiwi Wallet accounts(2) , (millions)	8.7	13.0	13.0
Payment volume (millions)	25,983	53,744	1,729
Average volume per Qiwi Wallet account (per quarter)	2,987	4,134	133
Average net revenue yield	0.91%	0.94%	0.94%

(1)	Official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation was RUB 31.0834 to $1.00.
(2)	Number at period end on a rolling 12 months basis

In this release, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 31.0834 to $1.00, the official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation.